TASEKO EXECUTIVES SERVE RAGING RIVER GROUP WITH DEFAMATION NOTICE

March 2, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announces that independent counsel to Taseko executives Russell Hallbauer and Brian Battison has served a formal demand on Raging River Capital LP and Mark Radzik for a full retraction and apology with respect to the allegations of insider trading (“Allegations”) made in Raging River’s press release of March 1, 2016.

The demand letter from the law firm of Nathanson Schacter & Thomson LLP notes that Raging River’s and Radzik’s statements in making the Allegations were reckless, without foundation and untrue and that the share purchases in question were transparent and publicly disclosed.

Taseko is reviewing its own rights and obligations in connection with the Allegations. A copy of the retraction demand can be found on Taseko’s website

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Ronald W. Thiessen
Chairman

About Taseko
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.